Exhibit 21.1
LIST OF SUBSIDIARIES

At the time of this filing, the following entity is a subsidiary of North Haven Private Income Fund A LLC:

Company Name	Jurisdiction of Organization
PIF A CA SPV LLC	Delaware
PIF A Equity Holdings LLC	Delaware
PIF A Financing SPV LLC	Delaware
Broadway Funding Holdings II LLC	Delaware